UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885, 333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on July 23, 2018, disclosing changes to the Registrant’s management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2018	Top Image Systems Ltd. By: /s/ Don Dixon Don Dixon Chairman

Top Image Systems Announces Executive Appointment to Further Growth Initiatives

July 23, 2018 | Press Release

Tel Aviv, Israel / Plano, Texas – Top Image Systems Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announces the appointment of Mr. John London as Interim Chief Financial Officer. Mr. London will be responsible for global finance efforts and will be based in the Company’s Plano, Texas, office.

Brendan Reidy, CEO of Top Image Systems, commented, “John has over 30 years of finance and accounting experience, including at PricewaterhouseCoopers, Affiliated Computer Services (ACS), and Xerox Business Services, following its $6.4 billion acquisition of ACS. He has in-depth experience in technology, software, and services. His roles have been both strategic and operational in nature, with a heavy emphasis on growth activities. I’m pleased to welcome John to the team.”

Prior to joining Top Image Systems, Mr. London was CFO of Magna5, a communications services business, including voice, data, cloud, and managed solutions. Before that, he was EVP, Finance & Accounting, CFO, and Operations for Xerox Business Services. At Xerox, Mr. London completed the integration and transition actions resulting from the 2010 acquisition of Affiliated Computer Services (ACS). He also directed finance, accounting, budgeting, forecasting, and modeling responsibilities for its $7 billion services business.

Prior to Xerox, Mr. London was CFO of Zenta, where he helped create a business process optimization (BPO) platform that was later sold to Accenture and used for their expansion into the Mortgage Services vertical. Earlier in his career, Mr. London was with PricewaterhouseCoopers for 11 years, where his practice experience included a variety of industries, for both public and private companies. Mr. London received a bachelor’s degree in Business Administration in Accounting from Texas A&M University, where he was also a member of the Texas A&M Corps of Cadets; Ross Volunteers – Texas Governor’s Honor Guard.

 Top Image Systems today also announces that Patti Barton will be leaving her position as Acting Chief Financial Officer of Top Image Systems in mid-August.

Mr. Reidy stated: “For the past three and a half years, Patti has served Top Image Systems well as the Controller of the Americas, VP of Global Finance, and most recently as Acting Chief Financial Officer. I want to thank Patti for her dedication and tireless efforts in working with me and in managing the Company’s business and finance requirements, and for her great contribution to Top Image Systems.”

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more. Whether originating from mobile, electronic, paper or other sources, TIS solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible. TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company’s website at https://www.topimagesystems.com/ for more information.

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Top Image Systems Caution Concerning Forward-Looking Statements Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward-looking statements. Words such as “will,” “expects,” “anticipates,” “estimates,” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

TIS Investors Contact:

James Carbonara, Regional Vice President, Hayden IR
 james@haydenir.com + 1 646 755 741